December 3, 2012

By E-mail and Via Edgar

Robert Errett

Special Counsel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:  Ally Master Owner Trust

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Registration No. 333-167044-01

Dear Mr. Errett:

This letter responds to your letter dated November 16, 2012 relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submission. For your reference we have listed your questions and the corresponding answer.

General

1.	We note that Ally Financial Inc. is responsible for assessing compliance with Item 1122(d)(4)(xiv) of Regulation AB which requires an assessment of whether delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements. Please tell us where we can locate the provisions in your transaction documents and disclosure in your prospectus (es) related to delinquencies, charge-offs and uncollectible accounts.

Unlike retail loans to consumers, significant delinquencies with respect to floor plan loans to dealers are not common and are generally resolved quickly; the related receivable is either repaid in full or remedial actions are taken in accordance with the Floor Plan Financing Guidelines. Therefore, a delinquency does not affect the status of a Receivable as an Eligible Receivable and there are no provisions in the operative documents related to delinquencies other than the general authorization of the Servicer to service the Receivables in accordance with the Floor Plan Financing Guidelines pursuant to Section 3.02 of the Pooling and Servicing Agreement. Information regarding the servicing of the Receivables is described under the caption “The Servicer—Servicing Procedures” in the base Prospectus for each offering and the level of delinquencies in the pool of receivables is described under the caption “The Pool of Accounts—Historical Loss Data for the Pool of Accounts” in the Prospectus Supplement for each offering. The prospectus supplement dated October 4, 2012, and the related prospectus dated February 10, 2012, with respect to the offering of the Series 2012-5 Class A Notes, disclosed that there were no Receivables in the accounts that were more than 30 days past due as of the Reporting Date for that offering.

Receivables are charged off as uncollectible pursuant to the Floor Plan Financing Guidelines in accordance with Section 3.02 of the Pooling and Servicing Agreement. Receivables that are charged off are Defaulted Receivables as defined in Appendix A to the Trust Sale and Servicing Agreement. Each Series of Notes is allocated its share of losses with respect to Defaulted Receivables in any Collection Period through (a) the definitions of Defaulted Receivables, Defaulted Eligible Principal Receivables, Nonoverconcentration Defaulted Amount and related definitions in Appendix A of the Trust Sale and Servicing Agreement, (b) the provisions of Section 8.4(a)(ii) of the Indenture, and (c) the provisions of Section 4.01(d) and Section 4.05 and the definitions of Series Defaulted Amount, Series Charge-Off and related definitions of the applicable Indenture Supplement for that series of notes. Information regarding the servicing of the Receivables is described under the caption “The Servicer—Servicing Procedures” in the base Prospectus for each offering. Information regarding the calculation and application of charge offs is described under the caption “The Notes—Application of Collections—Series Defaulted Amount and Reallocation of Principal Collections.” Information regarding historical losses on the pool of receivables is described under the caption “The Pool of Accounts—Historical Loss Data for the Pool of Accounts” in the Prospectus Supplement for each offering. The prospectus supplement dated October 4, 2012, and the related prospectus dated February 10, 2012, with respect to the offering of the Series 2012-5 Class A Notes, disclosed that no accounts included in the pool of Receivables had experienced a loss as of the Reporting Date. The Form 10-D filed monthly by Ally Master Owner Trust reports the total Defaulted Eligible Principal Receivables for the Ally Master Owner Trust for the related Collection Period in section 4 of the AMOT Servicer Report and the Series Defaulted Amount for any series of notes is reported in section 7 of the applicable AMOT Series Servicer Report. With respect to the Form 10-D filed by Ally Master Owner Trust on October 19, 2012, the total Defaulted Eligible Principal Receivables for the Trust was zero and the Series Defaulted Amount for each series was zero.

Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria, page 4

2.	We are unable to confirm whether the material instances of noncompliance with servicing criterion in Items 1122(d)(i)(B) and 1122(d)(3)(ii) of Regulation AB that are identified in Wells Fargo’s Assessment of Compliance with Applicable Servicing Criteria are relevant to the transaction covered by the Form 10-K and whether the identified the material instances of noncompliance should be identified in the Form 10-K. Therefore, please tell us, with a view towards disclosure, whether material instances of noncompliance in Wells Fargo’s Assessment of Compliance with servicing criteria are relevant to the transaction covered by the Form 10-K. Finally, please tell us what consideration you have given to including a sentence in the body of your Form 10-K indicating whether or not any identified material instance of noncompliance disclosed in any party’s report relates to servicing criteria applicable to such party for the transaction covered by the Form 10-K.

Pursuant to Schedule A the material instances of noncompliance in the Wells Fargo’s Assessment of Compliance are not relevant to the transaction covered by the Form 10-K. As disclosed on Schedule A.

After considering the material instances of noncompliance by Wells Fargo Bank, since the material instances of noncompliance were not relevant to the transactions covered by the Form 10-K we determined it was not necessary to include a sentence in the body of the Form 10-K.

Please call the undersigned at (313) 656-3464 with any questions or comments regarding the foregoing.

Sincerely,

/s/ Ryan C. Farris
President
Ally Wholesale Enterprises LLC

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